Exhibit 99.1

Costamare Inc. Announces Election of Class III Directors at 2016 Annual Meeting of Stockholders

MONACO – October 12, 2016 -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, announced the election of two Class III directors at the Company’s annual meeting of stockholders held in Monaco today.

The elected Class III directors are Konstantinos Konstantakopoulos and Charlotte Stratos. Each Class III director was elected to hold office for a term ending at the annual meeting of stockholders in 2019 and until his or her successor has been duly elected and qualified.

Stockholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2016.
About Costamare Inc.
Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 42 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity in excess of 467,000 TEU, including 10 newbuild containerships on order. Eighteen of the Company’s containerships, including 10 newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements
This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.
Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com